Filed pursuant to Rule 424(b)(1)
Registration No. 333-118557
PROSPECTUS
73,454,019 Shares of Common Stock
5,879,036 Class A Warrants to purchase 5,879,036 Shares of Common Stock
8,990,277 Class B-1 Warrants to purchase 8,990,277 Shares of Common Stock
4,711,110 Class B-2 Warrants to purchase 4,711,110 Shares of Common Stock

          This prospectus relates to the public sale by the selling security holders of up 73,454,019 shares of Arcadia Resources, Inc. (the “Company”) Common Stock, $0.001 par value, (“Common Stock”) (of which 6,338,343 shares are issuable to the selling security holders upon their exercise of Common Stock purchase options they hold), up to 5,879,036 Class A Warrants to purchase up to 5,879,036 shares of Common Stock (the “Class A Warrants”), up to 8,990,277 Class B-1 Warrants to purchase up to 8,990,277 shares of Common Stock (the “Class B-1 Warrants”) and up to 4,711,110 Class B-2 Warrants to purchase up to 4,711,110 shares of Common Stock (the “Class B-2 Warrants”). The number of shares of Common Stock indicated above includes the maximum number of shares of Common Stock issuable pursuant to the exercise of the Warrants listed above. The Company will not receive any proceeds from the sale of the shares of Common Stock by the selling security holders. The Company will receive proceeds from the exercise of options held by the selling security holders if the options are exercised for cash. The Company will receive proceeds from the exercise of Classes A, B-1 and B-2 Warrants held by the selling security holders if the warrants are exercised for cash. See Use of Proceeds at page 14.
          The selling security holders include the following directors and officers of the Company: John T. Thornton (Director), James E. Haifley (Executive Vice President) and Cathy Sparling (Vice President of Administration).
          Our Common Stock is listed on the American Stock Exchange (“AMEX”) under the trading symbol “KAD.” On August 27, 2007, the average of the high and low sales prices of our Common Stock was $0.81 per share. Our Classes A, B-1 and B-2 Warrants are not listed on the American Stock Exchange or on any other exchange. There are no established markets for our Classes A, B-1 and B-2 Warrants. We do not expect our Classes A, B-1 or B-2 Warrants to be listed on the American Stock Exchange or on any other exchange or to be quoted on any quotation system. As a result, an investor may find it difficult to trade, dispose of, or to obtain accurate quotations of the bid and ask prices of, our Classes A, B-1 or B-2 Warrants.
     Please read this prospectus carefully before you invest. Investing in Arcadia Resources, Inc. Common Stock and Warrants involves risks. See Risk Factors beginning on page 5.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us, the selling security holders or any underwriter. You should rely only on the information contained in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the Common Stock and Warrants offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any security by any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, imply that the information in this prospectus is correct as of any time subsequent to the date of this prospectus.
The date of this prospectus is September 7, 2007.

ABOUT THIS PROSPECTUS
               This prospectus provides you with a general description of the securities that the selling security holders may offer hereunder. The securities may be sold by the selling security holders to or through underwriters or dealers or through agents designated from time to time or directly to purchasers. You should read both this prospectus and any prospectus supplement, together with additional information described below under the caption “Where You Can Find More Information.”
               You should rely only on the information contained in this prospectus. We have not, and the selling security holders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling security holders are not, making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference in this prospectus are accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
          We make no representation to any purchaser of the Common Stock and Warrants registered hereby regarding the legality of an investment in the Common Stock and Warrants by such purchaser under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business or tax advice, and you should consult your own legal, business and tax advisors for advice regarding an investment in the Common Stock and Warrants offered hereby.
          When used in this prospectus, the terms “Arcadia,” “we”, “our”, and “us” refer to Arcadia Resources, Inc., a Nevada corporation, and its consolidated subsidiaries, unless otherwise specified or the context otherwise requires.
WHERE YOU CAN FIND MORE INFORMATION
     Our SEC filings are available to the public over the SEC’s website at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operating rules, copy charges and procedures for the public reference room.
     We have filed with the Securities and Exchange Commission a post-effective amendment on Form S-3 to our registration statement (which term includes all amendments, exhibits and schedules thereto) on Form S-1 (Registration No. 333-118557) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered hereby. This prospectus does not contain all of the information contained in the post-effective amendment. Copies of the post-effective amendment and the exhibits thereto are on file at the offices of the SEC and may be obtained upon payment of a prescribed fee or may be examined without charge at the SEC’s public reference facility in Washington D.C. or copied without charge from its website.
     Our SEC filings are available to the public at no cost over the Internet at www.ArcadiaResourcesInc.com, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing or telephoning our principal executive office, which is:

Arcadia Resources, Inc.
26777 Central Park Blvd., Suite 200
Southfield, Michigan 48076
Attention: Corporate Secretary (248) 352-7530

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents, which we have filed with the SEC pursuant to the Exchange Act, are incorporated into this prospectus by reference:
     (a) our Annual Report on Form 10-K for the fiscal year ended March 31, 2007, filed with the Commission on June 29, 2007;
     (b) our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 3007, filed with the Commission on August 9, 2007;
     (c) our Current Reports on Form 8-K filed with the Commission on April 2, 2007, April 5, 2007, April 11, 2007, April 16, 2007, May 15, 2007, May 25, 2007, May 31, 2007, June 15, 2007, June 18, 2007, July 2, 2007, July 13, 2007, July 17, 2007, July 19, 2007, July 25, 2007 and August 10, 2007;
     (d) our Proxy Statement on Schedule 14A for the Annual Meeting of Shareholders to be held on September 7, 2007, filed on July 30, 2007;
     (e) the description of our common stock contained in our Form 8-A filed with the SEC on June 30, 2006, including any amendment or report filed for the purpose of updating that description.
     Notwithstanding the foregoing, information that we elect to furnish, but not file, or have furnished, but not filed, with the Commission in accordance with Commission rules and regulations is not incorporated into this Registration Statement and does not constitute a part hereof.
     All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information that we elect to furnish, but not file, or furnish, but do not file, with the Commission in accordance with Commission rules and regulations) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     Upon written or oral request, we will provide, at no cost, to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. Inquiries should be directed to:

Arcadia Resources, Inc.
26777 Central Park Blvd., Suite 200
Southfield, Michigan 48076
Attention: Corporate Secretary (248) 352-7530

SUMMARY
     This summary highlights some information contained elsewhere or incorporated by reference in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our Common Stock and Warrants. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and the documents incorporated by reference including our financial statements and related notes contained therein, before investing in our Common Stock and Warrants.
Our Company
     Arcadia Resources, Inc. (“Arcadia” or the “Company”) is a national provider of in-home health care and retail / employer health care services. During the three-months ended June 30, 2007, the Company reorganized its operations into four segments: In-Home Health Care Services (“Services”); Durable Medical Equipment (“DME”); Retailer and Employer Services; and Clinics. The In-Home Health Care Services segment is a national provider of medical staffing services, including home healthcare and medical staffing, as well as light industrial, clerical and technical staffing services. Based in Southfield, Michigan, the In-Home Health Care Services segment provides its staffing services through a network of affiliate and company-owned offices throughout the United States. The Durable Medical Equipment segment markets, rents and sells products and equipment across the United States. The DME segment also sells various medical equipment offerings through a catalog out-sourcing and product fulfillment business. The Retailer and Employer Services segment primarily includes the operations of PrairieStone Pharmacy, LLC (“PrairieStone”). PrairieStone provides pharmacy services to grocery pharmacy retailers nationally and offers DailyMed™, the patented and patent pending compliance packaging medication system, to at-home patients and senior living communities. In addition, PrairieStone offers pharmacy services to employers through a contracted relationship with a large pharmacy benefits manager. Services offered to grocers and employers include staffing, pharmacy management, DailyMed™, an exclusive retail pharmacy benefit network and a 420 square foot automated pharmacy footprint that allows its customers to reduce space needs and improve labor efficiencies. The Clinics segment includes the operations of Care Clinics, Inc. (“CCI”). CCI, which was launched in fiscal 2007, focused on establishing non-emergency medical care facilities in retail location host sites. In August 2007, management decided to exit the ownership of the clinics. Going forward, management intends to expand clinic services to retailers under a licensed service model as part of its Retailer and Employer Services segment on a fee for service basis.
     Our principal executive offices are located at 26777 Central Park Blvd., Suite 200, Southfield, Michigan 48076. Our telephone number at that location is (248) 352-7530. We maintain a web site at www.ArcadiaResourcesInc.com. The information contained on or accessible through our web site is not part of this prospectus. Our fiscal year ends March 31.

THE OFFERING

Common stock to be offered by the selling security holders	Up to 73,454,019 shares of Common Stock, including shares issuable upon the exercise of options and Classes A, B-1 and B-2 Warrants (See table below for details).

Warrants to be offered by the selling security holders	See table below for details.

Shares of Common stock outstanding as of August 28, 2007	125,988,000 shares of Common Stock.

Warrants outstanding as of August 28, 2007	22,235,149 Warrants.

American Stock Exchange (AMEX) symbol for our Common Stock	KAD

Use of Proceeds	We will not receive any proceeds from the sale by the selling security holders of the shares covered by this prospectus. We will receive proceeds from the selling security holders if and when the selling security holders exercise on a cash basis Warrants and options to purchase shares of common stock. To the extent that the Warrants are exercised for cash, the Company could receive up to $13,484,000. To the extent that the options are exercised for cash, the Company could receive up to $2,594,000. We will use any such proceeds for general corporate purposes.

Risk Factors	See “Risk Factors” section for a discussion of factors you should carefully consider before deciding to purchase the shares of Common Stock and Warrants offered under this prospectus.

Class of Warrants	A	B-1	B-2
Number of Warrants to be offered by the selling security holders under this prospectus	Up to 5,879,036 Class A Warrants to purchase up to 5,879,036 shares of Common Stock.	Up to 8,990,277 Class B-1 Warrants to purchase up to 8,990,277 shares of Common Stock.	Up to 4,711,110 Class B-2 Warrants to purchase up to 4,711,110 shares of Common Stock.

Exercise Price	Each Class A Warrant entitles the holder to purchase one share of our Common Stock at an exercise price of $0.50 per share.	Each Class B-1 Warrant entitles the holder to purchase one share of our Common Stock at an exercise price of $0.001 per share.	Each Class B-2 Warrant entitles the holder to purchase one share of our Common Stock at an exercise price of $2.25 per share.

Exercise Period	Any time until May 4, 2011 (or if applicable the shorter expiration period defined in a Warrant). Class A Warrants not exercised by then shall expire.	Any time until February 28, 2011 (or if applicable the shorter expiration period defined in a Warrant). Class B-1 Warrants not exercised by then shall expire.	Any time until February 28, 2011 (or if applicable the shorter expiration period defined in a Warrant). Class B-2 Warrants not exercised by then shall expire.

FORWARD-LOOKING INFORMATION
     We caution you that statements contained in this report (including our documents incorporated herein by reference) include forward-looking statements. The Company claims all safe harbor and other legal protections provided to it by law for all of its forward-looking statements. Forward-looking statements involve known and unknown risks, assumptions, uncertainties and other factors about our Company, which could cause actual financial or operating results, performances or achievements expressed or implied by such forward-looking statements not to occur or be realized. Such forward-looking statements generally are based on our reasonable estimates of future results, performances or achievements, predicated upon current conditions and the most recent results of the companies involved and their respective industries. Forward-looking statements are also based on economic and market factors and the industry in which we do business, among other things. Forward-looking statements are not guaranties of future performance. Forward-looking statements may be identified by the use of forward-looking terminology such as “may,” “can,” “will,” “could,” “should,” “project,” “expect,” “plan,” “predict,” “believe,” “estimate,” “aim,” “anticipate,” “intend,” “continue,” “potential,” “opportunity” or similar terms, variations of those terms or the negative of those terms or other variations of those terms or comparable words or expressions.
     Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors. Important factors that could cause actual results to differ materially include, but are not limited to (1) our ability to compete with our competitors; (2) our ability to obtain additional debt or equity financing and/or to restructure existing indebtedness, which may be difficult due to our history of operating losses and negative cash flows; although management believes that the Company’s short-term cash needs can be adequately sourced, we cannot assure that such additional sources of financing will be available on acceptable terms, if at all, and an inability to raise sufficient capital to fund our operations would have a material adverse affect on our business and would raise substantial doubt about our ability to continue as a going concern; (3) the ability of our affiliated agencies to effectively market and sell our services and products; (4) our ability to procure product inventory for resale; (5) our ability to recruit and retain temporary workers for placement with our customers; (6) the timely collection of our accounts receivable; (7) our ability to attract and retain key management employees; (8) our ability to timely develop new services and products and enhance existing services and products; (9) our ability to execute and implement our growth strategy; (10) the impact of governmental regulations; (11) marketing risks; (12) our ability to adapt to economic, political and regulatory conditions affecting the health care industry; (13) other unforeseen events that may impact our business; (14) our ability to successfully integrate acquisitions; and (15) the ability of our new management team to successfully pursue its business plan and the risk that the Company may be required to enact restructuring measures in addition to those announced on March 30, 2007 and thereafter.
RISK FACTORS
We recently became a public company and have a limited operating history as a public company upon which you can base an investment decision.
The shares of our Common Stock were quoted on the OTC Bulletin Board from August 2, 2002 through June 30, 2006 and began trading on the American Stock Exchange on July 3, 2006. We have a limited operating history as a public company upon which you can make an investment decision, or upon which we can accurately forecast future sales. You should, therefore, consider us subject to all of the business risks associated with a new business. The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered in connection with the formation and initial operations of a new and unproven business.
To finance the numerous acquisitions made as part of our growth strategy, the Company incurred significant debt which must be repaid. Our debt level could adversely affect our financial health and affect our ability to run our business.
We acquired Arcadia Services and Arcadia Rx on May 10, 2004 and have acquired an additional 28 companies since that time. We incurred substantial debt to finance these acquisitions. This debt has been reduced periodically through capital infusions. As of June 30, 2007, the current portion of our debt, including lines of credit and capital lease obligations, totals approximately $19.7 million, while the long-term portion of our debt totals approximately $20.0 million, for a total of approximately $39.7 million. This level of debt could have consequences to holders of our shares. Below are some of the material potential consequences resulting from this amount of debt:
o	We may be unable to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes.

o	Our ability to adapt to changing market conditions may be hampered. We may be more vulnerable in a volatile market and at a competitive disadvantage to our competitors that have less debt.

o	Our operating flexibility is more limited due to financial and other restrictive covenants, including restrictions on incurring additional debt, creating liens on our properties, making acquisitions and paying dividends.

o	We are subject to the risks that interest rates and our interest expense will increase.

o	Our ability to plan for, or react to, changes in our business is more limited.
Under certain circumstances, we may be able to incur additional indebtedness in the future. If we add new debt, the related risks that we now face could intensify. In order to repay our debt obligations timely and as discussed below, we must maintain adequate cash flow from operations or raise additional capital from equity investment or other sources. Cash, which we must use to repay these obligations, will reduce cash available for other purposes, such as payment of operating expenses, investment in new products and services offered by the Company, self-financing of acquisitions to grow the Company’s business, or distribution to our shareholders as a return on investment.
Due to our debt level, we may not be able to increase the amount we can draw on our revolving credit facility with Comerica Bank, or to obtain credit from other sources, to fund our future needs for working capital or acquisitions.
As of June 30, 2007, we have total outstanding long-term obligations (lines of credit, notes payable and capital lease obligations) of $39.7 million. Due to our debt level, there is the risk that Comerica Bank or other sources of credit may decline to increase the amount we are permitted to draw on the revolving credit facilities or to lend additional funds for working capital or other purposes. This development could result in various consequences to the Company, ranging from implementation of cost reductions, which could impact our product and service offerings, to the modification or abandonment of our present business strategy.
The terms of our Credit Agreements with Comerica Bank subject us to the risk of foreclosure on certain property.
RKDA granted Comerica Bank a first priority security interest in all of the issued and outstanding capital stock of Arcadia Services, Inc. Arcadia Services, Inc. and its subsidiaries granted the bank security interests in all of their assets. The credit agreement provides that the debt will mature on October 1, 2008. If an event of default occurs, Comerica Bank may, at its option, accelerate the maturity of the debt and exercise its right to foreclose on the issued and outstanding capital stock of Arcadia Services, Inc. and on all of the assets of Arcadia Services, Inc. and its subsidiaries. Any such default and resulting foreclosure would have a material adverse effect on our financial condition.
In order to repay our short-term debt obligations, as well as to pursue our growth strategy, we may seek additional equity financing, which could result in dilution to our security holders.
The Company may continue to raise additional financing through the equity markets to repay short-term debt obligations and to fund operations. Further, because of the capital requirements needed to pursue our growth strategy, we may access the public or private equity markets whenever conditions appear to us to be favorable, even if we do not have an immediate need for additional capital at that time. The Company also plans to continue to expand product and service offerings. Cash flow from operations is not expected to fund these efforts, and the scope of these plans may be determined by the Company’s ability to generate cash flow or to secure additional new funding. To the extent we access the equity markets, the price at which we sell shares may be lower than the current market prices for our Common Stock. If we obtain financing through the sale of additional equity or convertible debt securities, this could result in dilution to our security holders by increasing the number of shares of outstanding stock. We cannot predict the effect this dilution may have on the price of our Common Stock.
The Company has completed 28 acquisitions since the reverse merger in May 2004. The licensure and credentialing process under the new ownership must be satisfied timely in order to bill and collect for services rendered to beneficiaries of government-based health care programs and other insurance carriers. Cash flow related to these transitions can be impaired sufficient to require additional external financing in the form of debt or equity.
The Company has made several recent acquisitions of durable medical and respiratory equipment businesses, the transitional credentialing of which has taken longer than expected, which has slowed the billing and collections process, resulting in a negative impact to the timing of cash in flows from the respective entities or in the worst case scenario, resulting in uncollectible fees for services provided. Management has recently brought additional resources to these efforts. The Company’s experience in ultimately billing and collecting for services provided in the transition period in question has been somewhat inconsistent. The inability to collect receivables timely or not at all could have a negative impact on its ability to meet its current obligations timely. This delay in collecting cash from normal operations could force the Company to pursue outside financing that it would not otherwise need to pursue.
To the extent we do not raise adequate funds from the equity markets or possible business divestitures to satisfy short-term debt obligations, we would need to seek debt financing or modify or abandon our growth strategy or product and service offerings.
Although we raised $13.1 million in equity financing in May 2007, these funds, in combination with funds generated from operations, may not be adequate to satisfy short-term cash needs. To the extent that we are unsuccessfully in raising funds from the equity markets or through the possible divestiture of certain businesses, we will need to seek debt financing. In this event, we may need to modify or abandon our growth strategy or may need to eliminate certain product or service offerings, because debt financing is generally at a higher cost than financing through equity investment. Higher financing costs, modification or abandonment of our growth strategy, or the elimination of product or service offerings could negatively impact our profitability and financial position, which in turn could negatively impact the price of our Common Stock.
Because the Company is dependent on key management and advisors, the loss of the services or advice of any of these persons could have a material adverse effect on our business and prospects. We also face certain risks as a result of the recent changes to our management team.
The success of the Company is dependent on its ability to attract and retain qualified and experienced management and personnel. We do not presently maintain key person life insurance for any of our personnel. There can be no assurance that the Company will be able to attract and retain key personnel in the future, and the Company’s inability to do so could have a material adverse effect on us. We have recently made significant changes in our senior management team. In addition, the Company has experienced several changes in key accounting personnel as part of its restructuring initiatives, as well as the transition of certain accounting functions from Orlando, Florida to Southfield, Michigan. Our management team will need to work together effectively to successfully develop and implement our business strategies and financial operations. In addition, management will need to devote significant attention and resources to preserve and strengthen relationships with employees, customers and the investor community. If our new management team is unable to achieve these goals, our ability to grow our business and successfully meet operational challenges could be impaired.
A decline in the rate of growth of the staffing and home care industries, or negative growth, could adversely affect us by reducing sales, thereby resulting in less cash being available for the payment of operating expenses, debt obligations and to pursue our strategic plans.
We believe the staffing industry, including both medical and non-medical staffing, is a large and growing market. The growth in medical staffing is being driven by the shrinkage in the number of healthcare professionals at the same time as the demand for their services is increasing. Healthcare providers are increasingly using temporary staffing to manage fluctuations in demand for their services. Growth in non-medical staffing is driven by companies seeking to control personnel costs by increasingly using temporary employees to meet fluctuating personnel needs. Our business strategy is premised on the continued and consistent growth of the staffing and home care industries. A decline in the rate of growth of the staffing and home care industries, or negative growth, could adversely affect us by reducing sales, resulting in lower cash collections. Even if we were to pursue cost reductions in this event, there is a risk that less cash would be available to us to pay operating expenses, in which case we may have to contract our existing businesses by abandoning selected product or service offerings or geographic markets served, as well as to modify or abandon our present business strategy. We could have less cash available to pay our short and long-term debt obligations as they become due, in which event we could default on our obligations. Even if none of these events occurred following a negative change in the growth of the staffing and home care industries, the market for our shares of Common Stock could react negatively to a decline in growth or negative growth of these industries, potentially resulting in the diminished value of our Company’s Common Stock.
Sales of certain of our services and products are largely dependent upon payments from governmental programs and private insurance, and cost containment initiatives may reduce our revenues, thereby harming our performance.
We have a number of contractual arrangements with governmental programs and private insurers, although no individual arrangement accounted for more than 10% of our net revenues for the fiscal years ended March 31, 2007, 2006, or 2005. Nevertheless, sales of certain of our services and products are largely dependent upon payments from governmental programs and private insurance, and cost containment initiatives may reduce our revenues, thereby harming our performance.

In the U.S., healthcare providers and consumers who purchase durable medical equipment, prescription drug products and related products generally rely on third party payers to reimburse all or part of the cost of the healthcare product. Such third party payers include Medicare, Medicaid and other health insurance and managed care plans. Reimbursement by third party payers may depend on a number of factors, including the payer’s determination that the use of our products is clinically useful and cost-effective, medically necessary and not experimental or investigational. Also, third party payers are increasingly challenging the prices charged for medical products and services. Since reimbursement approval is required from each payer individually, seeking such approvals can be a time consuming and costly process. In the future, this could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to each payer separately. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Third party payers are increasingly attempting to contain the costs of healthcare products and services by limiting both coverage and the level of reimbursement for new and existing products and services. There can be no assurance that third party reimbursement coverage will be available or adequate for any products or services that we develop.
We could be subject to severe fines and possible exclusion from participation in federal and state healthcare programs if we fail to comply with the laws and regulations applicable to our business or if those laws and regulations change.
Certain of the healthcare-related products and services offered by the Company are subject to stringent laws and regulations at both the federal and state levels, requiring compliance with burdensome and complex billing, substantiation and record-keeping requirements. Financial relationships between our Company and physicians and other referral sources are subject to governmental regulation. Government officials and the public will continue to debate healthcare reform and regulation. Changes in healthcare law, new interpretations of existing laws, or changes in payment methodology may have a material impact on our business and results of operations.
The markets in which the Company operates are highly competitive and the Company may be unable to compete successfully against competitors with greater resources.
The Company competes in markets that are constantly changing, intensely competitive (given low barriers to entry), highly fragmented and subject to dynamic economic conditions. Increased competition is likely to result in price reductions, reduced gross margins, loss of customers, and loss of market share, any of which could harm our net revenue and results of operations. Many of the Company’s competitors and potential competitors relative to the Company’s products and services in the areas of durable medical equipment, and oxygen and respiratory services, have more capital, substantial marketing, and technical resources and expertise in specialized financial services than does the Company. These competitors include: on-line marketers, national wholesalers, and national and regional distributors. Further, the Company may face a significant competitive challenge from alliances entered into between and among its competitors, major HMO’s or chain drugstores, as well as from larger competitors created through industry consolidation. These potential competitors may be able to respond more quickly than the Company to emerging market changes or changes in customer needs. In addition, certain of our competitors may have or may obtain significantly greater financial and marketing resources than we may have. In addition, relatively few barriers to entry exist in local healthcare markets. As a result, we could encounter increased competition in the future that may increase pricing pressure and limit our ability to maintain or increase our market share for our durable medical equipment, mail order pharmacy and related businesses.
We may not be able to successfully integrate acquired businesses, which could result in our failure to increase revenues or to avoid duplication of costs among acquired businesses, thereby adversely affecting our financial results and profitability.
The successful integration of an acquired business is dependent on various factors including the size of the acquired business, the assets and liabilities of the acquired business, the complexity of system conversions, the scheduling of multiple acquisitions in a given geographic area and management’s execution of the integration plan. In the past, our business plan was primarily premised upon increasing our revenues by leveraging the strengths of our staffing and home care network to cross sell our other products and services. Our business plan is also premised on avoiding duplication of cost among our existing and acquired businesses where possible. If we fail to successfully integrate in these key areas, our Company’s financial results and profitability will be adversely affected, due to the failure to capitalize on the economies of scale presented by spreading our cost structure over a wider revenue base.
The failure to implement the Company’s business strategy may result in our inability to be profitable and adversely impact the value of our Common Stock.
We anticipate that the Company will continue to pursue an aggressive internal growth strategy, which will depend, in large part, upon our ability to develop and expand the Company’s businesses. We believe that the failure to implement an aggressive growth strategy, or a failure to successfully integrate recently acquired businesses, may result in our inability to be profitable, because our business plan is premised on, among other things, capitalizing on the economies of scale presented by spreading our cost structure over a wider revenue base. Our inability to achieve profitability could adversely impact the value of our Common Stock.
We cannot predict the impact that the registration of the shares may have on the price of the Company’s shares of Common Stock.
We cannot predict the effect, if any, that sales of, or the availability for sale of, shares of our Common Stock by the selling security holders pursuant to a prospectus or otherwise will have on the market price of our securities prevailing from time to time. The possibility that substantial amounts of our Common Stock might enter the public market could adversely affect the prevailing market price of our Common Stock and could impair our ability to fund acquisitions or to raise capital in the future through the sales of securities. Sales of substantial amounts of our securities, including shares issued upon the exercise of options or warrants, or the perception that such sales could occur, could adversely effect prevailing market prices for our securities.
Ownership of our stock is concentrated in a small group of security holders who may exercise substantial control over our actions to the detriment of our other security holders.
There are five shareholders of the Company, after elimination of duplication due to attribution resulting from application of the beneficial ownership provisions of the Securities Exchange Act of 1934, as amended, including John E. Elliott II, former Chairman of the Board of Directors, who are beneficial owners of 5% or more of the Company’s shares of Common Stock outstanding as of June 30, 2007. These shareholders collectively own 40% of our shares of Common Stock outstanding as of June 30, 2007. This concentrated ownership of our Common Stock gives a few security holders the ability to control our Company and the direction of our business as to matters requiring shareholder approval, such as mergers, certain acquisitions, asset sales and other significant corporation transactions. This concentrated ownership may prevent other shareholders from influencing the election of directors and other significant corporate decisions, to the extent that these four shareholders vote their shares of Common Stock together.
The price of our Common Stock has been, and will likely continue to be, volatile, which could diminish the ability to recoup an investment, or to earn a return on an investment, in our Company.
The market price of our Common Stock, like that of the securities of many other companies with limited operating history and public float, has fluctuated over a wide range, and it is likely that the price of our Common Stock will fluctuate in the future. Since the reverse merger on May 10, 2004, the closing price of our Common Stock, as quoted by the OTC Bulletin Board and the American Stock Exchange (AMEX) beginning July 3, 2006, has fluctuated from a low of $0.60 to a high of $3.49. From March 31, 2006 through August 27, 2007, our Common Stock has fluctuated from a low of $0.67 to a high of $3.48. Slow demand for our Common Stock has resulted in limited liquidity, and it may be difficult to dispose of the Company’s securities. Due to the volatility of the price our Common Stock, an investor may be unable to resell shares of our Common Stock at or above the price paid for them, thereby exposing an investor to the risk that he may not recoup an investment in our Company or earn a return on an investment. In the past, securities class action litigation has been brought against companies following periods of volatility in the market price of their securities. If we are the target of similar litigation in the future, our Company would be exposed to incurring significant litigation costs. This would also divert management’s attention and resources, all of which could substantially harm our business and results of operations.
Resale of our securities by any holder may be limited and affected by state blue-sky laws, which could adversely affect the price of our securities and the holder’s investment in our Company.
Under the securities laws of some states, shares of common stock and warrants can be sold in such states only through registered or licensed brokers or dealers. In addition, in some states, warrants and shares of common stock may not be sold unless these shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with. The requirement of a seller to comply with the requirements of state blue sky laws may lead to delay or inability of a holder of our securities to dispose of such securities, thereby causing an adverse effect on the resale price of our securities and your investment in our Company.
The issuance of our preferred stock could materially impact the price of Common Stock and the rights of holders of our Common Stock.
The Company is authorized to issue 5,000,000 shares of serial preferred stock, par value $0.001. Shares of preferred stock may be issued from time to time in one or more series as may be determined by the Company’s Board of Directors. Except as otherwise provided in the Company’s Articles of Incorporation, the Board of Directors has authority to fix by resolution adopted before the issuance of any shares of each particular series of preferred stock, the designation, powers, preferences, and relative participating, optional and other rights, and the qualifications, limitations, and restrictions. The issuance of our preferred stock could materially impact the price of Common Stock and the rights of holders of our Common Stock, including voting rights. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock, and may have the effect of delaying, deferring or preventing a change in control of our Company, despite such change of control being in the best interest of the holders of our shares of Common Stock. The existence of authorized but unissued preferred stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
The exercise of common stock warrants may depress our stock price and may result in dilution to our Common Security holders.
A total of approximately 22.2 million warrants (of which 19.6 million are available for offering under this prospectus) to purchase 22.2 million shares of our Common Stock are issued and outstanding as of June 30, 2007. The market price of our Common Stock is above the exercise price of some of the outstanding warrants; therefore, holders of those securities are likely to exercise their warrants and sell the Common Stock acquired upon exercise of such warrants in the open market. Sales of a substantial number of shares of our Common Stock in the public market by holders of warrants may depress the prevailing market price for our Common Stock and could impair our ability to raise capital through the future sale of our equity securities. Additionally, if the holders of outstanding warrants exercise those warrants, our common security holders will incur dilution. The exercise price of all common stock warrants, including Classes A, B-1 and B-2 Warrants, is subject to adjustment upon stock dividends, splits and combinations, as well as certain anti-dilution adjustments as set forth in the respective common stock warrants.
We have granted stock options to certain management employees and directors as compensation which may depress our stock price and result in dilution to our common security holders.
As of June 30, 2007, options to purchase approximately 6.5 million shares of our Common Stock were issued and outstanding. On August 18, 2006, the Board of Directors approved the Arcadia Resources, Inc. 2006 Equity Incentive Plan (the “Plan”), which was subsequently approved by the security holders on September 26, 2006. The Plan allows for the granting of additional incentive stock options, non-qualified stock options, stock appreciation rights and restricted shares up to 5 million shares (2.5% of the Company’s authorized shares of common stock as of the date the Plan was approved). The market price of our Common Stock is above the exercise price of some of the outstanding options; therefore, holders of those securities are likely to exercise their options and sell the Common Stock acquired upon exercise of such options in the open market. Sales of a substantial number of shares of our Common Stock in the public market by holders of options may depress the prevailing market price for our Common Stock and could impair our ability to raise capital through the future sale of our equity securities. Additionally, if the holders of outstanding options exercise those options, our common security holders will incur dilution. The exercise price of all common stock options is subject to adjustment upon stock dividends, splits and combinations, as well as anti-dilution adjustments as set forth in the option agreement.
As of August 27, 2007, the former Chief Operating Officer has 3,000,000 options at an exercise price of $0.25 per share which can be exercised between September 1, 2007 and February 28, 2008. In addition, the former Chairman of the Board and Chief Executive Officer has 2,000,000 options at an exercise price of $0.25 per share which can be exercised between December 1, 2007 and March 15, 2008. The exercising of these options and the subsequent sale of the Common Stock in the open market could depress the prevailing market price for our Common Stock.
We are dependent on our affiliated agencies and our internal sales force to sell our services and products, the loss of which could adversely affect our business.
We largely rely upon our affiliated agencies to sell our staffing and home care services and on our internal sales force to sell our durable medical equipment and pharmacy products. Arcadia Services’ affiliated agencies are owner-operated businesses. The office locations maintained by our affiliated agencies are listed on our Company’s website. The primary responsibilities of Arcadia Services’ affiliated agencies include the recruitment and training of field staff employed by Arcadia Services and generating and maintaining sales to Arcadia Services’ customers. The arrangements with affiliated agencies are formalized through a standard contractual agreement, which state performance requirements of the affiliated agencies. Our affiliated agencies and internal sales force operate in particular defined geographic regions. Our employees provide the services to our customers and the affiliated agents and internal sales force are restricted by non-competition agreements. In the event of loss of our affiliated agents or internal sales force personnel, we would recruit new sales and marketing personnel and/or affiliated agents which could cause our operating costs to increase and our sales to fall in the interim.
Our recurring losses from operations have caused us to receive a going concern opinion from our independent auditors, which could negatively affect our business and results of operation.

After conducting an audit of the Company’s consolidated financial statements for the fiscal year ended March 31, 2007, our independent auditors issued an unqualified opinion on the financial statements that included a material uncertainty related to our ability to continue as a going concern due to recurring losses from operations, which could adversely impact our ability to raise additional capital. The Company’s ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis. Management anticipates that the Company will require additional financing to fund operating activities during fiscal 2008. The Company’s new management team is exploring various alternatives for raising additional capital, including potential divestitures of non-strategic businesses, seeking new debt or equity financing, and pursuing joint venture arrangements. To the extent that seeking new debt, restructuring operations or selling non-strategic businesses are insufficient to fund operating activities over the next year, management anticipates raising capital through offering equity securities in private or public offerings or through subordinated debt. If the Company is unable to obtain additional funds when they are required or if the funds cannot be obtained on terms favorable to the Company, management may be required to delay, scale back or eliminate its current business strategy. Additionally, the Company must continue to satisfy the listing standards of the American Stock Exchange. Although the Company has received no notification of any adverse action, the American Stock Exchange, as a matter of policy, will consider the suspension or delisting of any security when, in the opinion of the Exchange the financial condition and/or operating results of the issuer appear to be unsatisfactory.
In connection with our evaluation of internal controls over financial reporting as required by Section 404 under the Sarbanes-Oxley Act of 2002, we identified certain material weaknesses, which could impact our ability to provide reliable and accurate financial reports and prevent fraud. We could fail to meet our financial reporting responsibilities in future reporting periods if these weaknesses are not remediated timely, or if any future failures by us to maintain adequate internal controls over financial reporting result in additional material weaknesses.
Section 404 of the Sarbanes-Oxley Act of 2002 requires detailed review, documentation and testing of our internal controls over financial reporting. This detailed review, documentation and testing includes the assessment of the risks that could adversely affect the timely and accurate preparation of our financial statements and the identification of internal controls that are currently in place to mitigate the risks of untimely or inaccurate preparation of these financial statements. The Company was required to comply with the requirements of Section 404 for the first time in fiscal 2007. As part of this first-year review, management identified several control deficiencies that represent material weaknesses at March 31, 2007. The Public Company Accounting Oversight Board has defined “material weakness” as “a significant deficiency or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.” Although the Company is implementing remedial controls, if we fail to remedy these material weaknesses in a timely manner, or if we fail in the future to maintain adequate internal controls over financial reporting which result in additional material weaknesses, it could cause us to improperly record our financial and operating results and could result in us failing to meet our financial reporting responsibilities in future reporting periods.
We may not be able to secure the additional financing to fund operating activities through the end of fiscal year 2008, which would raise substantial doubt about our ability to continue as a going concern and would have a material adverse effect on our business and prospects.
Management anticipates that we will require additional financing to fund operating activities during fiscal 2008 as described under the section entitled “Liquidity and Capital Resources.” The Company’s new management team has developed a business plan that addresses operations, the expectation of positive cash flow and alternatives for raising additional capital, including potential divestitures of non-strategic businesses, restructuring existing short-term indebtedness and/or seeking new debt or equity financing, and pursuing joint venture arrangements. To the extent that restructuring existing short-term indebtedness, seeking new debt, restructuring operations or selling non-strategic businesses are insufficient to fund operating activities over the next year, management anticipates raising capital through offering equity securities in private or public offerings or through subordinated debt. Our ability to secure additional financing in this time period may be difficult due to our history of operating losses and negative cash flows, and we cannot guarantee that such additional sources of financing will be available on acceptable terms, if at all. An inability to raise sufficient capital to fund our operations would have a material adverse affect on our business and would raise substantial doubt about our ability to continue as a going concern, which would have a material adverse effect on our businesses and prospects.
Our financial results could suffer as a result of a goodwill and/or intangible asset impairment expense being recognized.
As of March 31, 2007, a goodwill impairment expense of $17,197,000 was recognized in the Durable Medical Equipment segment and an additional customer relationships impairment expense of $1,457,000 was recognized in the Durable Medical Equipment segment, for total impairment expense in the Durable Medical Equipment segment of $18,654,000. Depending upon the outcome of our restructuring initiatives, the carrying values of goodwill and other intangible assets could continue to be negatively impacted. We will perform impairment tests periodically, and at least annually, in the future. Whenever we perform impairment tests, the carrying value of goodwill or other intangible assets could exceed their implied fair value and would, therefore, require adjustment. Such adjustment would result in a non-cash charge to our operating income in that period, which could harm our financial results.
Our financial results could suffer if the goodwill and other intangible assets we acquired in our acquisition of PrairieStone Pharmacy, LLC become impaired, or as a result of costs associated with the acquisition.
Primarily as a result of our acquisition of PrairieStone Pharmacy, LLC in February 2007, approximately 53% of our total assets are goodwill and other intangibles as of June 30, 2007, of which approximately $33.3 million is goodwill and $28.3 million is other intangibles. In accordance with the Financial Accounting Standards Board’s Statement No. 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized but is reviewed for impairment annually, or more frequently if impairment indicators arise. Other intangibles are also reviewed at least annually or more frequently, if certain conditions exist, and may be amortized. Management is contemplating cost reduction initiatives that may result in the closure or sale of certain non-strategic businesses. Depending upon the outcome of such initiatives, the carrying values of goodwill and other intangible assets could be negatively impacted. When we perform impairment tests, the carrying value of goodwill or other intangible assets could exceed their implied fair value and would, therefore, require adjustment. Such adjustment would result in a charge to our operating income in that period, which would likely harm our financial results. In addition, we believe that we may incur charges to operations, which are not currently reasonably estimable, in subsequent quarters after the acquisition was completed, to reflect costs associated with integrating PrairieStone. It is possible that we will incur additional material charges in subsequent quarters to reflect additional costs associated with the acquisition.
We have a history of operating losses and negative cash flow that may continue into the foreseeable future.
We have a history of operating losses and negative cash flow. If we fail to execute our strategy to achieve and maintain profitability in the future, investors could lose confidence in the value of our common stock, which could cause our stock price to decline, adversely affect our ability to raise additional capital, and could adversely affect our ability to meet the financial covenants contained in our credit agreement with our financial institution. Further, if we continue to incur operating losses and negative cash flow we may have to implement significant cost cutting measures which could include a substantial reduction in work force, location closures, and/ or the sale or disposition of certain subsidiaries. We cannot assure that any of the cost cutting measures we implement will be effective or result in profitability or positive cash flow. Our acquisitions may not create the benefits and results we expect, adversely affecting our strategy to achieve profitability. To achieve profitability, we will also need to, among other things, effectively integrate our acquisitions, increase our revenue base, reduce our cost structure and realize economies of scale. If we are unable to achieve and maintain profitability, our stock price could be materially adversely affected.
We may not be able to meet the financial covenants contained in our credit facility, and we may not be able to obtain a waiver for such violations.
Under our existing credit facility, we are required to adhere to certain financial covenants. As of March 31, 2007, the Company was not in compliance with certain covenants and received a waiver from the lender. As of June 30, 2007, the Company was in compliance with these financial covenants. If there are future covenant violations and we do not receive a waiver for such future covenant violations, then our lender could declare a default under the credit facility and, among other actions, increase our borrowing costs and demand the immediate repayment of the credit facility. If such demand is made and we are unable to refinance the credit facility or obtain an alternative source of financing, such demand for repayment would have a material adverse affect on our financial condition and liquidity. Based on our history of operating losses, we cannot guarantee that we would be able to refinance or obtain alternative financing.
In addition to the financial covenants, our existing credit facility with Comerica Bank includes a subjective acceleration clause and requires the Company to maintain a lockbox. Currently, the Company has the ability to control the funds in the deposit account and determine the amount issued to pay down the line of credit balance. The bank reserves the right under the security agreement to request that the indebtedness be on a remittance basis in the future, whether or not an event of default has occurred. If the bank exercises this right, then the Company would be forced to use its cash to pay down this indebtedness rather than for other needs, including day-to-day operations, expansion initiatives or the pay down of debt which accrues at a higher interest rate.
The disposition of businesses that do not fit with our evolving strategy can be highly uncertain.
We will continue to evaluate the potential disposition of assets and businesses that are not profitable or are no longer consistent with our strategic objectives. When we decide to sell assets or a business, we may encounter difficulty in finding buyers or alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of our strategic objectives, or we may dispose of a business at a price or on terms which are less than we had anticipated. There is also a risk that we sell a business whose subsequent performance exceeds our expectations, in which case our decision would have potentially sacrificed enterprise value.

Conversely, we may be too optimistic about a particular business’s prospects, in which case we may be unable to find a buyer at a price acceptable to us and, therefore, may have potentially sacrificed enterprise value.
The Centers for Medicare and Medicaid Services (“CMS”) recently announced a competitive bidding program related to durable medical equipment. The program will operate within the ten largest metropolitan areas during 2008 and then be expanded to 70 additional areas in 2009. As a durable medical equipment vendor, the competitive bidding program could result in loss of revenue due to over-bidding by the Company and will increase the compliance costs.
Starting in 2007, Medicare is scheduled to begin to phase in a nationwide competitive bidding program to replace the existing fee schedule payment methodology. The program is to begin in 10 high-population metropolitan statistical areas, or MSAs, expanding to 80 MSAs in 2009 and additional areas thereafter. Under competitive bidding, suppliers compete for the right to provide items to beneficiaries in a defined region. Only a limited number of suppliers will be selected in any given MSA, resulting in restricted supplier choices for beneficiaries. The Medicare Modernization Act of 2003 permits certain exemptions from competitive bidding, including exemptions for rural areas and areas with low population density within urban areas that are not competitive, unless there is a significant national market through mail-order for the particular item. On April 24, 2006, CMS issued proposed regulations regarding the implementation of competitive bidding. The proposed regulations include, among other things, proposals regarding how CMS will determine in which MSAs to initiate the program, conditions to be met for awarding contracts, and the “grandfathering” of existing oxygen and other HME agreements with beneficiaries if a supplier is not selected. The proposed regulations also would revise the methodology CMS would use to price new products not included in competitive bidding. The proposed regulations do not provide many of the details needed to assess the impact that competitive bidding and other elements of the rule will have on our business. Until the regulations are finalized, significant uncertainty remains as to how the competitive bidding program will be implemented. At this time, we do not know which of our products will be subject to competitive bidding, nor can we predict the impact that it will have on our business.
Several anti-takeover measures under Nevada law could delay or prevent a change of our control, despite such change of control being in the best interest of the holders of our shares of Common Stock.
Several anti-takeover measures under Nevada law could delay or prevent a change of our control, despite such change of control being in the best interest of the holders of our shares of Common Stock. This could make it more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. This could negatively impact the value of an investment in our Company, by discouraging a potential suitor who may otherwise be willing to offer a premium for shares of the Company’s Common Stock.

USE OF PROCEEDS
     We will not receive any proceeds from the sale by the selling security holders of the shares covered by this prospectus. We will receive proceeds from the selling security holders if and when the selling security holders exercise on a cash basis Warrants and options to purchase shares of common stock. The Warrants and options held by the selling security holders may be exercised for cash or on a cashless basis. To the extent that the Warrants are exercised for cash, the Company could receive up to $13,484,000. To the extent that the options are exercised for cash, the Company could receive up to $2,594,000. We will use any such proceeds for general corporate purposes.
DESCRIPTION OF CAPITAL STOCK
     The Company is authorized to issue 200,000,000 shares of Common Stock, $0.001 par value per share, and 5,000,000 shares of serial preferred stock, par value $0.001.
     Voting. Except as otherwise required by law or our certificate of incorporation, including any certificate of designations for a series of preferred stock, each holder of Common Stock shall have one vote in respect of each share of stock held by him or her of record on the books of the corporation for the election of directors and on all matters submitted to a vote of our security holders. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall be the act of the security holders and shall decide any question brought before such meeting, unless according to the certificate of incorporation or by-laws a greater vote is required.
     Dividends. Subject to the preferential rights of the preferred stock, the holders of shares of Common Stock shall be entitled to receive, when and if declared by the board of directors, out of our assets which are by law available for dividends, dividends payable in cash, property or shares of capital stock.
     Dissolution, Liquidation or Winding Up. In the event of any dissolution, liquidation or winding up of our affairs, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the preferred stock, holders of Common Stock shall be entitled, unless otherwise provided by law or our certificate of incorporation, including any certificate of designations for a series of preferred stock, to receive all of our remaining assets of whatever kind available for distribution to security holders ratably in proportion to the number of shares of Common Stock held by them respectively.
     Other Rights and Restrictions. The outstanding shares of our Common Stock are validly issued, fully paid and nonassessable. Holders of our Common Stock do not have preemptive rights (except as described below), and they have no right to convert their Common Stock into any other securities. Our Common Stock is not subject to redemption by us. The rights, preferences and privileges of common security holders are subject to the rights of the security holders of any series of preferred stock that are issued and outstanding or that we may issue in the future. Upon surrender to us or our transfer agent of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be our duty to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon our books. Our board of directors is authorized to set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose. We are subject to Sections 78.411 et seq. of the Nevada Revised Statutes regarding business combinations with interested security holders.
     Preemptive Rights. On May 4, 2004, the Company’s security holders voted to amend the Articles of Incorporation to make it clear that the Company’s security holders do not have any preemptive rights arising pursuant to Sections 78.265 and 78.267 of the Nevada Revised Statutes. Preemptive rights are the rights of existing security holders, subject to various exemptions, to subscribe for new shares of capital stock to be issued by a company increasing its issued shares, in preference to persons who are not security holders. In connection with the merger acquisition of RKDA, Inc. effective May 10, 2004, John E. Elliott, II and Lawrence R. Kuhnert were granted preemptive rights for a period of three years beginning May 7, 2004 to acquire, at fair market value, additional shares of Common Stock of the Company to maintain their percentage ownership of the Company, except they were not granted preemptive rights relative to Common Stock issuable on the exercise of stock options and warrants issued before May 7, 2004 or Common Stock and Class A Warrants issued in the Company’s private placement offering which closed on May 27, 2004. As of May 7, 2007, no preemptive rights had been exercised.
     Preferred Stock. The Company is authorized to issue 5,000,000 shares of serial preferred stock, par value $0.001. Shares of the Company’s serial preferred stock are not being registered herein. Shares of preferred stock may be issued from time to time in one or more series as may be determined by the Company’s Board of Directors. Each series shall be distinctly designated. All shares of any one series of the preferred stock shall be alike in every particular, except that there may be different dates from which dividends thereon, if any, shall be cumulative, if made cumulative. The powers, preferences, participating, optional and other rights of each such series and the qualifications, limitations, or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Except as otherwise provided in the Company’s Articles of Incorporation, the Board of Directors has authority to fix by resolution or resolutions adopted prior to the issuance of any shares of each particular series of preferred stock, the designation, powers, preferences, and relative participating, optional and other rights, and the qualifications, limitations, and restrictions thereof, if any, of such series.
     Warrants. A total of approximately 22.2 million warrants to purchase 22.2 million shares of our Common Stock were issued and outstanding as of June 30, 2007. The warrants were issued in connection with acquisitions and other transactions, are exercisable at various specified prices, and are subject to various expiration dates.
     Options. As of June 30, 2007, options to purchase approximately 6.5 million shares of our Common Stock were issued and outstanding. On August 18, 2006, the Board of Directors approved the Arcadia Resources, Inc. 2006 Equity Incentive Plan (the “Plan”), which was subsequently approved by the security holders on September 26, 2006. The Plan allows for the granting of incentive stock options, non-qualified stock options, stock appreciation rights and restricted shares up to 5 million shares (2.5% of the Company’s authorized shares of common stock as of the date the Plan was approved).
     Transfer Agent and Registrar. The transfer agent and registrar for our common stock is National City Bank.
Anti-Takeover Effects of Provisions of Nevada Law and Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws
     The following discussion concerns certain provisions of Nevada law, our amended and restated certificate of incorporation and our amended and restated bylaws that could be viewed as having the effect of discouraging or delaying an attempt to obtain control of our Company.
Nevada Law
     Sections 78.378 et seq. of the Nevada Revised Statutes govern the acquisition of a controlling interest. This law provides generally that any person or entity that acquires twenty (20%) percent or more of the outstanding voting shares of a Nevada issuing corporation obtains voting rights in the acquired shares as conferred by a resolution of the security holders of the corporation, approved at a special or annual meeting of the security holders. The articles of incorporation or bylaws of a corporation, however, may provide that these provisions do not apply to the corporation or to an acquisition of a controlling interest. On May 4, 2004, our Board of Directors adopted an amendment to our Bylaws providing that the provisions of Nevada Revised Statutes Sections 78.378 et seq. do not apply to an acquisition of a controlling interest of shares owned, directly or indirectly, whether of record or not, now or at any time in the future, by John E. Elliott, II, Lawrence R. Kuhnert or any of the persons referenced therein. All other persons or entities, however, remain subject to Sections 78.378 et seq. of the Nevada Revised Statutes to the extent applicable, unless our articles of incorporation or bylaws are amended to exempt such persons or entities from these statutory anti-takeover provisions.
Sections 78.411 et seq. of the Nevada Revised Statutes govern combinations with interested security holders. These provisions may have an effect of delaying or making it more difficult to effect a change in control of the Company. These provisions preclude an interested security holder (i.e., the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of a corporation, or an affiliate or association thereof) and a resident, domestic Nevada corporation from entering into a combination (e.g., a merger, sale, lease, exchange, etc.) unless certain conditions are met. The provisions generally preclude a resident, domestic corporation from engaging in any combination with an interested security holder for three years after the date that the person first became an interested security holder unless the combination or the transaction by which the person first became an interested security holder is approved by the board of directors before the person first became an interested security holder. If approval is not obtained, then after the expiration of the three-year period the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by the disinterested security holders, or if the consideration to be paid by the interested security holder exceeds certain thresholds set forth in the statute. We are subject to Sections 78.411 et seq. of the Nevada Revised Statutes.
In addition, Sections 92A.300 et seq. of the Nevada Revised Statutes create a right of appraisal for dissenting stockholders. These sections allow stockholders to dissent from certain corporate actions (e.g., certain conversions, mergers, and exchanges), and obtain payment for the fair value of their shares. This right of appraisal could discourage an attempt to take control of our Company by means of any of those corporate actions entitling the stockholders to appraisal rights.
     Amended and Restated Articles of Incorporation and Bylaws
     Preferred Stock. Our amended and restated articles of incorporation provide that we may from time to time issue shares of preferred stock in one or more series, the terms of which will be determined by our board of directors. We will not solicit approval of our security holders unless our board of directors believes that approval is advisable or is required by the rules of the American Stock Exchange or by Nevada law. This could enable our board of directors to issue shares to persons friendly to current management which would protect the continuity of our management and render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise. These additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of our Company.
     Board of Directors. Our directors, other than those who may be the holders of any class or series of our preferred stock having the right under a preferred stock designation to elect additional directors under specified circumstances, are classified into three classes, as nearly equal in number as possible, with staggered three-year terms: Class A, whose term will expire at our annual meeting of security holders in 2009, Class B, whose term will expire at our annual meeting of security holders in 2008, and Class C, whose term will expire at our annual meeting of security holders in 2007. Each of our directors is to hold the office until his or her successor is duly elected and qualified. Directors elected to succeed directors whose terms then expire are elected for a term of office to expire at the third succeeding annual meeting of security holders after their election. Each director holds office until his successor is duly elected and qualified.
     Our amended and restated bylaws provide that, except as otherwise provided in any preferred stock designation relating to the rights of the holders of any class or series of preferred stock to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of directors and any vacancies on our board of directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the stockholders at any regular or special meeting, or at any adjourned meeting, or by the affirmative vote of a majority of the remaining directors. Any director so elected will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until the director’s successor has been duly elected and qualified. No decrease in the number of directors constituting our board of directors will shorten the term of any incumbent director. Subject to the rights of any class or series of preferred stock having the right under a preferred stock designation to elect directors under specified circumstances, any director may be removed from office only for cause by the affirmative vote of the holders of at least 70 percent of the voting power of the issued and outstanding stock entitled to vote.
     These provisions would preclude a third party from removing incumbent directors without cause and simultaneously gaining control of our board of directors by filling the vacancies created by removal with its own nominees. Under the classified board of directors provisions described above, absent director removals for cause, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, these provisions would discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of our Company.
     Amendments. Under Section 78.390 of the Nevada Revised Statutes, the affirmative vote of the holders of at least a majority of the voting power is required to amend provisions of our certificate of incorporation relating to security holder action; the number, election and tenure of directors; the nomination of director candidates and the proposal of business by security holders; the filling of vacancies on our board of directors; and the removal of directors. Our amended and restated bylaws further provide that most provisions of our amended and restated bylaws may be amended either by the affirmative vote of the whole board of directors or by the affirmative vote of the holders of 70 percent of the voting power of the issued and outstanding stock entitled to vote. However, certain provisions of our amended and restated bylaws may be amended only by the affirmative vote of the holders of 70 percent of the voting power of the issued and outstanding stock entitled to vote.
Limitation on Liability and Indemnification of Officers and Directors
     Under Section 78.7502 of the Nevada Revised Statutes, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Our amended and restated articles of incorporation provide that no director or officer of the Company shall be personally liable to the Company or any of its security holders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. The articles further provide that any repeal or modification of the articles shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Company for acts or omissions prior to such repeal or modification. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Nevada law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Nevada law. The provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.
     We maintain a policy of directors’ and officers’ liability insurance that insures our directors and officers against the costs of defense, settlement or payment of a judgment under some circumstances.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our Company pursuant to the foregoing provisions, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
DILUTION
     Since we will not receive any of the proceeds from the sale of Common Stock sold by the selling security holders under this prospectus, the net tangible book value of our Common Stock will not be increased or decreased as a result of such sales nor will the number of shares outstanding be affected by such sales. We will receive proceeds from the exercise of options and Classes A, B-1 and B-2 Warrants held by the selling security holders if the respective options and Warrants are exercised for cash. If such an exercise for cash occurs, the net tangible book value of our Common Stock will be diluted to the extent of the difference between the option and Warrant exercise price per share of our Common Stock and the net tangible book value per share of our Common Stock after the exercise.

SELLING SECURITY HOLDERS
The tables set forth below identify the selling security holders holding shares of our Common Stock, Class A Warrants, and Class B-1 and B-2 Warrants.
Table of Selling Security Holders Holding Shares of Common Stock
The following table lists the selling security holders holding shares of our common stock:

				Shares of Common
				Stock to be Offered
				Assuming the exercise	Number of Shares Owned by Selling
				for cash of all related	Security Holder After the Offering,
Name of Selling Security Holder,	Shares Beneficially Owned			Warrants and options	Assuming the sale of all Shares
Position, Office or Material	Prior to Offering			Offered	of the Common Stock Offered
Relationship	Number		Percentage	Number	Number	Percentage
Abraham Sabbagh Revocable Trust	300	(1)	*	300	0	0
Ackley Property Management, Inc.	21,200	(2)	*	21,200	0	0
Araiza, Timothy, J.	450		*	350	100	*
Baxter, Tammy	100		*	100	0	0
Bay Star Capital II, L.P.	1,104,729	(3)	*	1,104,729	0	0
Bensol, David	63,600	(4)	*	63,600	0	0
Berchelmann, Judy Clark	146,600	(5)	*	146,600	0	0
Bigham, Shanton	50		*	50	0	0
Bigham, Teressa	50		*	50	0	0
Bindseil, Edwin R.	359,000	(6)	*	84,800	274,200	*
DAB-KAD-3 GRAT	200,000	(7)	*	200,000	0	0
ERB-KAD-3 GRAT	200,000	(7)	*	200,000	0	0
ERB-KAD-4 GRAT	200,000	(7)	*	200,000	0	0
Bisbee, Charlotte	1,000		*	1,000	0	0
Briceland, Robert J.	21,200	(8)	*	21,200	0	0
Bulgarelli, Kathleen	1,000		*	1,000	0	0
Burchi, Matthew	2,200		*	2,200	0	0
Cava, Javier Galito	1,000		*	1,000	0	0
Cepure, Jan	200		*	200	0	0
Cheek, Mary B.	100		*	100	0	0
Chinchar, Nancy F.	175,000	(9)	*	175,000	0	0
Chumsky, Lisa	25,000	(10)	*	25,000	0	0
Cooper, Sandi R. and Ira G.	35,600	(11)	*	35,600	0	0
Cosand, Jane E.	600		*	200	400	*
DiSalvo, Ken	50		*	50	0	0
Duke, Terry	54,034		*	54,034	0	0
Edwin R. Bindseil IRA	238,400	(12)	*	221,200	17,200	*
Elliott, II, John E.	10,613,000	(13)	8.25%	10,580,000	33,000	*
Fitzgerald, Mark	4,427,433	(14)	3.50%	3,923,232	504,201	*
Frank, Brian	19,677	(15)	*	19,677	0	0
Garchick, Stephen J.	1,422,859		1.13%	222,222	1,200,637	*
Garchick, Stephen J., Trustee	663,600	(16)	*	663,600	0	0
Gay, Barbara	100,000	(17)	*	100,000	0	0
Grassel, Peter	210,000	(18)	*	210,000	0	0
Hagan, Kevin	5,000		*	5,000	0	0
Haifley, James, Executive Vice President	300,000	(19)	*	300,000	0	0
Hathcock, Roy	100,000		*	100,000	0	0
Health Care Partners, Inc.	18,800	(20)	*	18,500	300	*
Hensley, Chad	14,583	(21)	*	14,583	0	0
Heritage TLG, Inc.	1,000	(22)	*	1,000	0	0
Hess, Marjorie, J.	2,400		*	1,600	800	*
Hill, Sharon L.	16,960		*	16,960	0	0
Horack, Todd	118,750	(23)	*	118,750	0	0
Hunter, Patricia	12,000	(24)	*	12,000	0	0
Hymowitz, Jerry	16,711		*	16,711	0	0
Infinity Group, LLC	42,000	(25)	*	42,000	0	0
JANA Master Fund, Ltd.	22,807,395	(26)	17.08%	22,807,395	0	0
Koreen, Roger and Amy	10,600	(27)	*	10,600	0	0
Kuhnert, Daniel P.	12,720	(28)	*	12,720	0	0
Kuhnert, Lawrence R.	8,897,000	(29)	6.88%	8,720,000	177,000	*

				Shares of Common
				Stock to be Offered
				Assuming the exercise	Number of Shares Owned by Selling
				for cash of all related	Security Holder After the Offering,
Name of Selling Security Holder,	Shares Beneficially Owned			Warrants and options	Assuming the sale of all Shares
Position, Office or Material	Prior to Offering			Offered	of the Common Stock Offered
Relationship	Number		Percentage	Number	Number	Percentage
Larkey, Dean	496	(30)	*	496	0	0
Lerner, David	842,646	(31)	*	807,746	34,900	*
Lowcountry Home Medical Equipment Company	191,571	(32)	*	191,571	0	0
Malkin, Roger	400		*	300	100	*
Mannino, Joanne	266		*	266	0	0
Mounce, Sherri	83,750	(33)	*	83,750	0	0
Nagel, Donna	200		*	200	0	0
Nathan Company, L.L.C.	119,600	(34)	*	119,600	0	0
Ninan, Shajan Kiriyan	24,105	(35)	*	15,105	9,000	*
North Sound Legacy Institutional Fund, LLC	2,439,257	(36)	1.94%	2,439,257	0	0
North Sound Legacy International Fund, Ltd.	3,811,728	(36)	3.03%	3,811,728	0	0
Pheeney, Phyllis	103,700	(37)	*	103,700	0	0
Piedmont Triad Staffing, Inc.	400		*	400	0	0
Place, Jeffrey S.	128,337	(38)	*	128,337	0	0
Romei, Vincent A.	113,600	(39)	*	113,600	0	0
Royal Bank of Canada, by its agent RBC Capital Markets Corporation	3,747,111	(40)	2.89%	3,747,111	0	0
Royal Professional Services, Inc.	250	(41)	*	250	0	0
Sandgrain Securities, Inc.	117,224		*	116,124	1,100	*
SDS Capital Group SPC, Ltd.	1,600,035	(42)	1.26%	600,035	1,000,000	*
Slayton, Patricia	476,190		*	476,190	0	0
Sparling, Cathy, Vice President of Administration	350,000	(43)	*	350,000	0	0
Stanley Scholson Family Partnership	79,900	(44)	*	79,900	0	0
Steven Richards and Associates	56,500	(45)	*	56,500	0	0
Sundaram, Lakshumanan	308,000	(46)	*	308,000	0	0
Thornton, John, Director	137,875	(47)	*	84,278	53,597	*
Turk, Dale J.	21,200		*	21,200	0	0
Unger, Thomas	365,578		*	365,578	0	0
Verbitsky, Michael	12,582		*	12,582	0	0
Vicis Capital Master Fund	8,886,439	(48)	6.83%	8,886,439	0	0
Warren H. Muller Trust	42,400	(49)	*	42,400	0	0
White, Tom	14,063		*	14,063	0	0
Wood, Margaret Braren	1,000		*	1,000	0	0
Woodridge Holdings, LTD	200	(50)	*	200	0	0

TOTAL	76,760,554		50.43%	73,454,019	3,306,535	2.59%

*	Less than 1%.

(1)	Investment/voting controlled by Abraham Sabbagh.

(2)	Includes 342 shares of Common Stock issuable upon the exercise of Class A Warrants. James E. Haifley and Todd Horack have investment and voting control over the securities held.

(3)	Includes 1,104,729 shares of Common Stock issuable upon the exercise of Class A Warrants. BayStar Capital II, L.P. is managed by BayStar Capital Management, LLC, the managing partners of which are Lawrence Goldfarb, James Peet and Bob Rice who have investment and voting control over the securities held.

(4)	Includes 63,600 shares of Common Stock issuable upon the exercise of Class A Warrants.

(5)	Includes 10,600 shares of Common Stock issuable upon the exercise of Class A Warrants, 100,000 shares of Common Stock issuable upon the exercise of options to purchase Common Stock, and 15,000 shares issuable per restricted stock award.

(6)	Includes 84,800 shares of Common Stock issuable upon the exercise of Class A Warrants.

(7)	Edwin R. Bindseil is trustee.

(8)	Includes 21,200 shares of Common Stock issuable upon the exercise of Class A Warrants.

(9)	Includes 80,000 shares of Common Stock issuable upon the exercise of Class A Warrants. Securities issued to employee/affiliate of Sandgrain Securities, Inc. a registered broker dealer who, with respect to the securities he or she may sell pursuant to this prospectus, may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.

(10)	Includes 25,000 shares of Common Stock issuable upon the exercise of Class A Warrants.

(11)	Includes 600 shares of Common Stock issuable upon the exercise of Class A Warrants.

(12)	Includes 21,200 shares of Common Stock issuable upon the exercise of Class A Warrants. Edwin Bindseil has investment and voting control over the securities held.

(13)	Includes 600,000 shares of Common Stock issuable upon the exercise of Class A. Includes 2,000,000 shares of Common Stock issuable upon the exercise of options to purchase Common Stock.

(14)	Includes 444,444 shares of Common stock issuable upon the exercise of Class B-1 Warrants and 44,444 shares of Common stock issuable upon the exercise of Class B-2 Warrants.

(15)	Includes 1,114 shares of Common Stock issuable upon the exercise of Class A Warrants. Securities issued to employee/affiliate of Sandgrain Securities, Inc. a registered broker dealer who, with respect to the securities he or she may sell pursuant to this prospectus, may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.

(16)	Includes 163,600 shares of Common Stock issuable upon the exercise of Class A Warrants and 500,000 shares of Common Stock issuable upon exercise of options to purchase Common Stock.

(17)	Includes 100,000 shares of Common stock issuable upon the exercise of options to purchase Common Stock.

(18)	Includes 210,000 shares of Common Stock issuable upon the exercise of Class A Warrants. Securities issued to employee/affiliate of Sandgrain Securities, Inc. a registered broker dealer who, with respect to the securities he or she may sell pursuant to this prospectus, may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.

(19)	Includes 100,000 shares of Common Stock issuable upon the exercise of options to purchase Common Stock and 106,250 issuable per restricted stock award.

(20)	Investment/voting controlled by Charles Symes.

(21)	Includes 10,417 shares issuable per restricted stock agreement.

(22)	Investment/voting controlled by Julie Nye.

(23)	Includes 100,000 shares of Common Stock issuable upon the exercise of options to purchase Common Stock and 16,875 issuable per restricted stock award.

(24)	Includes 12,000 shares of Common Stock issuable upon the exercise of Class A Warrants. Securities issued to employee/affiliate of Sandgrain Securities, Inc. a registered broker dealer who, with respect to the securities he or she may sell pursuant to this prospectus, may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.

(25)	Investment/voting controlled by Jeffrey S. Place.

(26)	Includes 1,272,000 shares of Common Stock issuable upon the exercise of Class A Warrants and 300,000 shares issuable on the exercise of other warrants. Also includes 4,444,444 shares of Common stock issuable upon the exercise of Class B-1 Warrants and 1,555,555 shares of Common stock issuable upon the exercise of Class B-2 Warrants. The principals of Jana Partners, LLC (the investment advisor to Jana Master Fund) are Barry Rosenstein and Gary Claar who have investment and voting control over the securities held.

(27)	Includes 600 shares of Common Stock issuable upon the exercise of Class A Warrants.

(28)	Includes 12,720 shares of Common Stock issuable upon the exercise of Class A Warrants.

(29)	Includes 400,000 shares of Common Stock issuable upon the exercise of Class A Warrants. Includes 3,000,000 shares of Common Stock issuable upon the exercise of options to purchase Common Stock.

(30)	Includes 496 shares of Common Stock issuable upon the exercise of Class A Warrants.

(31)	Includes 100,000 shares of Common Stock issuable upon the exercise of Class A Warrants. Securities issued to employee/affiliate of Sandgrain Securities, Inc. a registered broker dealer who, with respect to the securities he or she may sell pursuant to this prospectus, may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.

(32)	Investment/voting controlled by Matthew Shelbourne and Mark Baty.

(33)	Includes 65,000 shares of Common Stock issuable upon the exercise of options to purchase Common Stock and 16,875 shares issuable per restricted stock award.

(34)	Investment and voting control held by Ken Nathan and Robert Nathan.

(35)	Securities issued to employee/affiliate of Sandgrain Securities, Inc. a registered broker dealer who, with respect to the securities he or she may sell pursuant to this prospectus, may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.

(36)	North Sound Capital LLC manages North Sound Legacy Institutional Fund LLC and North Sound Legacy International Fund Ltd. The ultimate managing member of North Sound Capital LLC is Thomas McAuley, who in such capacity has investment and voting control over the securities held.

(37)	Includes 100,000 shares of Common stock issuable upon the exercise of options to purchase Common Stock.

(38)	Includes 14,668 shares issuable per restricted stock award.

(39)	Includes 113,600 shares of Common Stock issuable upon the exercise of Class A Warrants.

(40)	Includes 636,000 shares of Common stock issuable upon the exercise of Class A Warrants and 3,111,111 shares of Common stock issuable upon the exercise of Class B-2 Warrants.

(41)	Investment/voting controlled by Joseph Waklatski.

(42)	Includes 600,035 shares of Common Stock issuable upon the exercise of Class A Warrants. Steven Derby has investment and voting control over the securities held in his capacity as managing member of SDS Management, LLC, the investment manager of SDS Capital Group SPC, Ltd.

(43)	Includes 100,000 shares of Common stock issuable upon the exercise of options to purchase Common Stock and 31,250 issuable per restricted stock award.

(44)	Includes 42,400 shares of Common Stock issuable upon the exercise of Class A Warrants. Stanley Scholson has investment and voting control over the securities held.

(45)	Investment/voting controlled by Richard Glass.

(46)	Includes 100,000 shares of Common stock issuable upon the exercise of options to purchase Common Stock.

(47)	Includes 119,885 shares of Common Stock issuable upon the exercise of options to purchase Common Stock.

(48)	Includes 4,101,389 shares of Common Stock issuable upon the exercise of Class B-1 Warrants.

(49)	Includes 2,400 shares of Common Stock issuable upon the exercise of Class A Warrants. Warren Muller has investment and voting control over the securities held.

(50)	Investment/voting controlled by Tom Masi and Patricia Fatone.

     The preceding table lists certain information, to our knowledge, with respect to the selling security holders as of August 28, 2007 as follows: (i) each selling security holder’s name, (ii) the number of outstanding shares of Common Stock beneficially owned by the selling security holders prior to this offering (including all of the shares issuable upon exercise Warrants held by such shareholder and Common Stock purchase options, if any); (iii) the number of shares of Common Stock to be beneficially owned by each selling security holder after the completion of this offering, assuming the exercise for cash of all related Warrants and options offered and the sale of all of the shares of the Common Stock offered by each selling security holder; and (iv) if one percent or more, the percentage of outstanding shares of Common Stock to be beneficially owned by each selling security holder after the completion of this offering assuming the conversion and sale of all of the shares of the Common Stock offered by each selling security holder. Except as noted, none of the selling security holders have had any position, office, or other material relationship with the Company or any of the Company’s Predecessors or affiliates within the past three years. The selling security holders may sell all, some, or none of their shares in this offering. See Plan of Distribution, below. For this reason, the amount or percentage of these shares of Common Stock that will be held by the selling security holders following the offering is unknown, except that for purposes of the tables set forth above, we assume that each selling security holder will sell all shares of Common Stock offered by each selling security holder, except as indicated otherwise.
     Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares, as well as any shares as to which the selling security holder has the right to acquire beneficial ownership through the exercise or conversion of any stock option, warrant, preferred stock or other right within 60 days of August 28, 2007. Percentages are based on 125,988,000 shares of our common stock outstanding as of August 28, 2007. Notwithstanding the foregoing, the table listed above does not identify a selling security holder as the beneficial owner of shares held by another selling security holder listed in the table. Unless otherwise indicated above, to our knowledge, all selling security holders named in the table have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law and except to the extent that such voting power held by the selling security holders is subject to the terms of the Voting Agreement. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling security holder named above.

Table of Selling Security Holders Holding Warrants
The following table lists the selling security holders holding our Class A Warrants:

			Number of Class A Warrants Owned
			by Selling Security Holder After the
Name of Selling Security Holder,	Class A Warrants		Offering, Assuming the sale of all
Position, Office or Material	Beneficially Owned Prior	Class A Warrants to	Class A Warrants Offered
Relationship	to Offering	be Offered	Number	Percent
Ackley Property Management, Inc.	342	342	0	0
Bay Star Capital II, L.P.	1,104,729	1,104,729	0	0
Bensol, David	63,600	63,600	0	0
Berchelmann, Judy Clark	10,600	10,600	0	0
Briceland, Robert J	21,200	21,200	0	0
Bindseil, Edwin R	84,800	84,800	0	0
Edwin R. Bindseil IRA	21,200	21,200	0	0
JANA Master Fund, Ltd.	1,572,000	1,572,000	0	0
Kuhnert, Daniel P	12,720	12,720	0	0
Koreen, Roger and Amy	600	600	0	0
Cooper, Sandi R. and Ira G	600	600	0	0
SDS Capital Group SPC, Ltd.	600,035	600,035	0	0
Stanley Scholson Family Partnership	42,400	42,400	0	0
Garchick, Stephen J, Trustee	163,600	163,600	0	0
Romei, Vincent A	113,600	113,600	0	0
Warren H. Muller Trust	2,400	2,400	0	0
Lerner, David	100,000	100,000	0	0
Chumsky, Lisa	25,000	25,000	0	0
Grassel, Peter	210,000	210,000	0	0
Hunter, Patricia	12,000	12,000	0	0
Chinchar, Nancy F.	80,000	80,000	0	0
Frank, Brian	1,114	1,114	0	0
Larkey, Dean	496	496	0	0
Royal Bank of Canada, by its agent RBC Capital Markets Corporation	636,000	636,000	0	0
Elliott, II, John E.	600,000	600,000	0	0
Kuhnert, Lawrence R.	400,000	400,000	0	0

TOTAL	5,879,036	5,879,036	0	0

The following table lists the selling security holders holding our Class B-1 Warrants:

			Number of Class B-1 Warrants
			Owned by Selling Security Holder
Name of Selling Security Holder,	Class B-1 Warrants		After the Offering, Assuming the sale
Position, Office or Material	Beneficially Owned Prior	Class B-1 Warrants to	of all Class B-1 Warrants Offered
Relationship	to Offering	be Offered	Number	Percent
Mark Fitzgerald	444,444	444,444	0	0
Jana Master Fund, Ltd.	4,444,444	4,444,444	0	0
Vicis Capital Master Fund	4,101,389	4,101,389	0	0

TOTAL	8,990,277	8,990,277	0	0

The following table lists the selling security holders holding our Class B-2 Warrants:

			Number of Class B-2 Warrants
			Owned by Selling Security Holder
Name of Selling Security Holder,	Class B-2 Warrants		After the Offering, Assuming the sale
Position, Office or Material	Beneficially Owned Prior	Class B-2 Warrants to	of all Class B-2 Warrants Offered
Relationship	to Offering	be Offered	Number	Percent
Mark Fitzgerald	44,444	44,444	0	0
Jana Master Fund, Ltd.	1,555,555	1,555,555	0	0
Royal Bank of Canada, by its agent RBC Capital Markets Corporation	3,111,111	3,111,111	0	0

TOTAL	4,711,110	4,711,110	0	0

     The preceding tables list certain information, to our knowledge, with respect to the selling security holders as of August 28, 2007 holding Class A, Class B-1 and Class B-2 Warrants follows: (i) each selling stockholder’s name, (ii) the number of outstanding Warrants beneficially owned by the selling security holders prior to this offering; (iii) the number of Warrants to be beneficially owned by each selling stockholder after the completion of this offering, assuming the sale of all of the Warrants offered by each selling stockholder; and (iv) if one percent or more, the percentage of outstanding Warrants to be beneficially owned by each selling stockholder after the completion of this offering. Except as noted, none of the selling security holders have had any position, office, or other material relationship with the Company or any of the Company’s Predecessors or affiliates within the past three years. None of our directors and executive officers named in the summary compensation table appearing in this prospectus is the beneficial owner of any of the Warrants being offered under this prospectus.
     Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated below, to our knowledge, all selling security holders named in the table have sole investment power with respect to their Class A Warrants, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling stockholder named below.
          We may require the selling security holders to suspend the sales of the securities offered by this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in those documents in order to make statements in those documents not misleading.
Selling Security Holders
          The preceding tables identify the selling security holders holding shares of our Common Stock and Class A Warrants, Class B-1 and Class B-2 Warrants. We are registering our shares of Common Stock, Class A Warrants, Class B-1 and Class B-2 Warrants in order to permit the selling security holders to offer these shares, Class A Warrants, Class B-1 Warrants and Class B-2 Warrants for resale from time to time. The selling security holders may sell all, some, or none of their securities in this offering. See Plan of Distribution, below. For this reason, the amount or percentage of these shares of Common Stock, Class A Warrants, Class B-1 Warrants and Class B-2 Warrants that will be held by the selling security holders following the offering is unknown, except that for purposes of the tables set forth above, we assume that each selling security holder will sell all shares of Common Stock, Class A Warrants, Class B-1 Warrants and Class B-2 Warrants offered by each selling security holder, except as indicated otherwise. As of August 28, 2007, there were 125,988,000 shares of Common Stock outstanding and 22,235,149 Warrants outstanding .
          Sandgrain Securities, Inc. is the only selling security holder registered with the Commission as a broker dealer.

PLAN OF DISTRIBUTION
We are registering the shares of Common Stock and Class A Warrants and Class B Warrants (including shares of common stock issuable on exercise thereof) on behalf of the selling security holders identified in this prospectus. The selling security holders will act independently of us in making decisions with respect to the timing, manner, and size of each sale of the Common Stock and Warrants covered by this prospectus. Sales of shares may be made from time to time by selling security holders, including their respective donees, transferees, pledges or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. The Company has registered these securities pursuant to its obligations under registration rights agreements. The Company agreed to such registration rights to improve the liquidity of the securities being sold.
The distribution of shares of Common Stock by the selling security holders is not subject to any underwriting agreement. The selling security holders may, from time to time, sell all or a portion of the shares of Common Stock on any market upon which the Common Stock may be quoted, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at varying prices determined at the time of sale, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The selling security holders are not obligated to sell any of their shares of our Common Stock.
The distribution of our Warrants by the selling security holders is not subject to any underwriting agreement. The selling security holders may, from time to time, sell all or a portion of the Warrants in privately negotiated transactions or otherwise. We do not intend to list our Warrants on any exchange or quotation service. The selling security holders are not obligated to sell any of their Warrants.
The shares of our Common Stock and Warrants may be sold by one or more of the following methods, without limitation:
o	A block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

o	Purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

o	Ordinary brokerage transactions and transactions in which the broker solicits purchasers;

o	Through options, swaps or derivatives;

o	Privately negotiated transactions;

o	In making short sales or in transactions to cover short sales;

o	In transactions on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;

o	Put or call option transactions relating to the securities;

o	Through other types of transactions; and

o	A combination of any of the above-listed methods of sale.
In addition to distribution as outlined above, the holders of our Common Stock and Warrants may sell the shares of Common Stock and Warrants pursuant to Rule 144 or any other available exemption from registration under the Securities Act of 1933, as amended.
Upon being notified by a selling security holder at the time a particular offering of securities is made, a prospectus supplement, if required pursuant to Rule 424(b) of the Securities Act of 1933, as amended, will be filed which will set forth the aggregate amount of shares Common Stock or Warrants being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers. To our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the securities offered hereby.

The selling security holders may effect these transactions by selling directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).
The selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling security holders. The selling security holders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).
Sandgrain Securities, Inc., the only selling security holder which is a broker-dealer registered with the Commission, qualifies as an underwriter due to its broker-dealer registration. Any of the other selling security holders and any other broker-dealers that act in connection with the sale of shares of Common Stock and Warrants offered under this prospectus may be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended, and any commissions received by these broker-dealers or any profit on the resale of the shares of Common Stock and Warrants sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act of 1933, as amended. We have agreed to indemnify certain selling security holders, and certain selling security holders have agreed (severally and not jointly) to indemnify us, against certain liabilities in connection with the offering of the shares of Common Stock and Warrants, including liabilities under the Securities Act of 1933, as amended. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of Common Stock and Warrants by the selling security holders against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.
The selling security holders are subject to the prospectus delivery requirements of the Securities Act of 1933, as amended.
We are paying all expenses and fees customarily paid by the issuer in connection with the registration of the shares. The selling security holders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.
Each selling security holder and any other person participating in a distribution of the shares of Common Stock and Warrants will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M which may limit the timing of purchases and sales of shares of Common Stock and Warrants by the selling security holder and any other person participating in the distribution. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the shares of Common Stock and Warrants to engage in market-making activities with respect to the shares of Common Stock and Warrants being distributed for a period of up to five business days prior to the commencement of the distribution. All of the foregoing may affect the marketability of the shares of Common Stock and Warrants and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock and Warrants.
LEGAL MATTERS
     The validity of the Common Stock will be passed upon by Fennemore Craig, P.C.
EXPERTS
     The consolidated financial statements and schedule and management’s report on the effectiveness of internal control over financial reporting incorporated by reference in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are included herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting. The report on the consolidated financial statements and schedule contains an explanatory paragraph regarding the Company’s ability to continue as a going concern and the report on the effectiveness of the Company’s internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007.